# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Whitestone REIT, CIK 0001175535
CUSIP: 966084204
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 2600 SOUTH GESSNER, SUITE 500, HOUSTON, Texas (TX), 77063
Date of event which requires filing of this statement: 06/22/2026
Filed by CIK 0002009447
Persons authorized to receive notices and communications: P. David Bramble, 2002 Clipper Park Rd. Suite 105, Baltimore, Maryland (MD), 21211, (410) 340-1665

## Reporting persons
- MCB PR Capital LLC (CIK 0002009447): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MCB Acquisitions Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- P. David Bramble: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Name of issuer: Whitestone REIT
Address of issuer's principal executive offices: 2600 SOUTH GESSNER, SUITE 500, HOUSTON, Texas (TX), 77063
Comment: This statement constitutes Amendment No. 5 to the Schedule 13D relating to the common shares of beneficial interest, $0.001 par value per share (the "Common Shares"), of Whitestone REIT, a Maryland real estate investment trust (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2024 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on October 9, 2024 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on November 18, 2024 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on November 4, 2025 ("Amendment No. 3"), and Amendment No. 4 filed with the SEC on April 13, 2026 ("Amendment No. 4" and, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 5, the Schedule 13D remains in full force and effect. This Amendment No. 5 constitutes an "exit filing" for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by the following entities (each a "Reporting Person" and collectively, the "Reporting Persons"):

MCB PR Capital LLC, a Delaware limited liability company ("MCB")
MCB Acquisitions Manager LLC, a Maryland limited liability company ("Acquisitions")
P. David Bramble, an individual and citizen of the United States of America
Residence or business address: The principal business address of each of the Reporting Persons is 2002 Clipper Park Road, Suite 105, Baltimore, Maryland 21211.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of real estate investments.
Criminal convictions in the last five years: (d) - (e) Except as set forth below, during the last five (5) years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On May 4, 2026, Acquisitions, without admitting or denying the SEC's findings, entered into a settlement with the SEC to resolve charges that Acquisitions violated Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1(a) thereunder by failing to timely file its Schedule 13D within the time period required by such provisions. Acquisitions agreed to cease and desist from committing or causing any violations and any future violations of Section 13(d)(1) of the Exchange Act and Rule 13d-1(a) thereunder, and to pay a $75,000 civil penalty.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons are filing this Amendment No. 5 to report the disposition of Common Shares of the Issuer, which has reduced the number of Common Shares that the Reporting Persons may be deemed to beneficially own to less than five percent (5%) of the outstanding Common Shares of the Issuer. As a result of such disposition, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Shares and is no longer required to report changes in beneficial ownership under Section 13(d) of the Exchange Act. Accordingly, this Amendment No. 5 constitutes a final amendment to the Schedule 13D and serves as an exit filing for each of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information required for each Reporting Person by Item 5 (a) - (b) is set forth in Rows 7 - 13 on pages 1, 2 and 3 of this Amendment No. 5 and is incorporated herein by reference, respectively, for each Reporting Person.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares by each Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 22, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit A Schedule of Transactions

## Signatures
- MCB PR Capital LLC: /s/ P. David Bramble, P. David Bramble, On behalf of MCB Acquisitions Manager LLC, as its sole member, on behalf of MCB PR Capital LLC, as its sole manager (06/24/2026)
- MCB Acquisitions Manager LLC: /s/ P. David Bramble, P. David Bramble, On behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC (06/24/2026)
- P. David Bramble: /s/ P. David Bramble, P. David Bramble, Individually (06/24/2026)